UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECRUTIES EXCHANGE ACT OF 1934

Commission File Number  1-10219

VULCAN INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

300 Delaware Avenue, Suite 1704, Wilmington, Delaware 19801 (800-447-1146)

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Firm)

(None)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remain)

     Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12g-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12g-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12g-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12g-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  251

       Pursuant to the requirements of the Securities Exchange Act of 1934, Vulcan International Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 19, 2005

By:  /s/ Vernon E. Bachman

Name:  Vernon E. Bachman

Title:    Vice President and Secretary-Treasurer

Instruction:  This Form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the Form shall be typed or printed under the signature.

Persons who respond to the collection of information in this Form are not required to respond unless the Form displays a currently valid OMB number.

SEC 2069(09-03)